Exhibit 21

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation

Bio-Technology General (Israel) Ltd.	Israel

Myelos Corporation	Delaware

Acacia Biopharma Limited	United Kingdom

Rosemont Pharmaceuticals Limited	United Kingdom